Howdy friend,

How's life treating you? How's the summer so far? I hope all is well!

As you probably know, being a startup CEO means I'm constantly fundraising. For this latest round, we are opening up the round to our community. It turns out our customers have been super passionate about our mission and Annaboto, so we want to make sure they can be a part of our long term journey by investing in the company.

Anyway, before I start reaching out to folks, I'd love to get your take on our Equity Crowdfunding page as well as the updated Annaboto page. Is the story clear and compelling? If you didn't know me, would you invest? Why or Why Not? What's missing?

Please let me know if you have any questions or ideas by simply responding to this email. I'd love to hear from you.
Also, the summer is going by FAST. I'd love to grab a beer/coffee sometime.
Cheers,

Carl

*******Testing the waters legal disclosure*******
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.